Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

January 9, 2024

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie Bitcoin Fund
File No. 333-252344

Dear Mss. Bednarowski and Berkheimer:

This letter responds to your comments regarding amendment no. 6 to the registration statement filed on Form S-1 for the Valkyrie Bitcoin Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on January 8, 2024 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.

Response to Comment 1

The Sponsor, on behalf of the Trust, acknowledges the deadline to respond to comments.

Comment 2 – General

Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

January 9, 2024

Response to Comment 2

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the new risk factor: The Authorized Participants serve in such capacity for several competing exchange-traded bitcoin products, which could adversely affect the market for the Shares.

Comment 3 – Calculation of NAV. The Secondary Index

Refer to your response to comment 7 in the correspondence filed for the Registration Statement on January 8, 2024. Please revise to disclose the exchanges used in the Secondary Index and disclose how these exchanges are selected. In addition, please describe how the characteristics (oversight, microstructure and technology) are evaluated and weighted in Step 1, disclose the evaluation window for Step 3 and clarify how the “executed exchange price” is determined. Further, please disclose how the Sponsor will notify investors of any material adjustments to the Secondary Index, including a change in methodology or a change in the exchanges, and disclose here and in your risk factor on page 46 the date that the Secondary Index was first launched.

Response to Comment 3

The disclosure has been revised in accordance with the Staff’s comment.

Comment 4 – The Sponsor. Relationship to CoinShares

Please revise to disclose when CoinShares International Limited’s option expires.

Response to Comment 4

The disclosure has been revised to disclose when CoinShares International Limited’s option expires.

Comment 5 – Description of Creation and Redemption of Shares. Redemption Procedures

Please revise to disclose here what happens if there is a difference between the price received for the bitcoin in connection with redemptions and the valuation of bitcoin as part of the Trust’s NAV calculation.

January 9, 2024

Response to Comment 5

The disclosure has been revised to disclose what happens if there is a difference between the price received for the bitcoin in connection with redemptions and the valuation of bitcoin as part of the Trust’s NAV calculation.

Comment 6 – Governing Law; Consent to Jurisdiction

Refer to your response to comment 10 in the correspondence filed for the Registration Statement on January 8, 2024. You disclose here that “[t]he Sponsor, the Trust and DTC and, by accepting Shares, each DTC Participant and each Shareholder consent to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware, provided that (i) the forum selection provisions do not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder.” This provision, however, does not appear in your governing documents. Please either revise your governing documents to include this provision or revise to remove this disclosure.

Response to Comment 6

The disclosure referenced on page 87 has been removed from the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren